NO ACT

16
12-24-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005111

DIVISION OF
CORPORATION FINANCE

February 13, 2015

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8 (ODs)
Public
Availability: 2-13-15

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 24, 2014

Dear Ms. O'Toole:

This is in response to your letter dated December 24, 2014 concerning the shareholder proposal submitted to Goldman Sachs by John Harrington. We also have received a letter on the proponent's behalf dated January 26, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 13, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 24, 2014

The proposal requests that the board adopt a policy along the lines of the principles described in the proposal to guide the company's public policy advocacy regarding any laws or regulations relating to corporate governance and accountability.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7), as relating to Goldman Sachs' ordinary business operations. In this regard, we note that the proposal relates to Goldman Sachs' general adherence to ethical business practices. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Goldman Sachs relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 26, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at The Goldman Sachs Group, Inc. on Public Policy Advocacy Principles

Ladies and Gentlemen:
John Harrington (the "Proponent") is the beneficial owner of common stock of The Goldman Sachs Group, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company.

I have been asked by the Proponent to respond to the letter dated December 24, 2014, sent to the Securities and Exchange Commission Staff by Beverly L. O'Toole on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(5) and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Beverly L. O'Toole.

THE PROPOSAL

The Proposal states in its entirety:

Whereas, our company's political and business leadership has resulted in the creation of enormous individual and corporate wealth, the election and appointment of prosperous and respected politicians and government officials, including cabinet and U.S Treasury representatives, regulators and others overseeing multiple regulatory agencies designed to protect the public interest;

Whereas, our company has earned the title "government Goldman" in the media, because many Administrations have had so many former Goldman Sachs executives employed at the highest level of government;

Whereas, our company proudly endeavors to continue to create private wealth for individuals

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

and corporations, including by assisting numerous corporations to flee U.S. taxes through "inverting" ownership overseas; therefore be it

Resolved that shareholders request the board of directors adopt a policy along the lines of the following principles, to guide our company's public policy advocacy regarding any laws or regulations relating to corporate governance and accountability, at reasonable expense and excluding confidential information:

Policy Principles

While always operating within the limits of the law:
• A corporation should owe no political or financial allegiance to any public jurisdiction or government;

• A corporation should maximize shareholder value, regardless of the consequences such conduct may have on natural persons of any local, state or national jurisdictions;

• A corporation should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders.

Furthermore, within the limits allowed by law:
• The sole purpose of a corporation should be to enrich its managers and shareholders;

• The sole moral obligation of directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others that may result from corporate conduct.

Supporting Statement
The Final Report of the National Commission on the Causes of the Financial Crisis in the United States in January 2011 stated one of the causes of the crisis was "... a systemic breakdown in accountability and ethics."21 As companies continue to help write the rules we abide by, they help to fulfill their destiny for corporate political leadership.

The times have changed. Milton Friedman once said, "The kind of economic organization that provides economic freedom directly, namely, competitive capitalism, also promotes political freedom because it separates economic power from political power and in this way enables the one to offset the other." Today, companies like ours can proclaim political and economic power are no longer separate; our company wields both.

Shareholders who vote FOR this proposal are taking the position that profit-seeking behavior should always be encouraged by law and public policy, even if profitmaking causes damage to the economy or public welfare. Our company should take this position in public policy forums, regardless of whether such principles are aligned with how the Company conducts its own business or political strategy, risk management or corporate responsibility practices.

SUMMARY

The Proponent has filed the current Proposal because he believes that the Company's culture of hubris and its disproportionate influence over government policymaking and politics has reached a breaking point, warping our system of government and of corporate governance. The Proposal is intended as a test of whether shareholders support what the Proponent believes to be the emerging and logical outcome of the current direction that the Company's advocacy activities and culture is driving, one in which the Company's influence over political and regulatory processes bends the operating environment to the enrichment of managers and shareholders, with disregard for the impact on society and stakeholders.

The proponent believes that the "Policy Principles" enunciated in the resolution are the true unstated policy principles of the Company based upon existing corporate conduct, including lobbying and other activities to influence politicians, office holders, regulators and other federal appointed and elected officials, as well as the de facto policy of corporate management based upon consistent and past conduct creating systemic risk to the economy and economic security of the United States. Such past historical corporate conduct to enrich managers and owners serves materialistic self-interests, at least in the short term, of the management and shareholders, but may endanger the entire U.S. economy. The proponent believes shareholders should have the opportunity to vote on whether to ratify such "Policy Principles".

The Company has taken a "kitchen sink" approach to seek to exclude the Proposal, ginning up every conceivable argument in opposition, including many arguments having no grounding whatsoever in logic or common sense. Many of the objections are based on the Company's deliberate distortion of the plain language of the Proposal, which, for instance, makes it clear that the Proposal is not advocating noncompliance with law or with the corporate charter.

Rather than attempt to respond in depth to the company's most overreaching arguments, our reply will in some instances respond in a summary fashion (identifying the Company's underlying distortion of the Proposal, and moving on) where we do not believe a detailed response is merited. If the staff wishes for us to brief any of the issues on which we have given summary treatment, we would be glad to do so on request.

The exclusion strategy of the Company begins with a singular distortion of the Proposal that carries forward throughout, and that is the idea that this proposal requires a fixed policy driving the Company's business practices. The language of the Proposal is clear that focuses on delineating a set of principles to guide the company's advocacy.
The resolve of the Proposal is clearly stated as a set of principles that reflect this direction for corporate advocacy, as the Proposal says, "to guide our company's public policy advocacy regarding any laws or regulations relating to corporate governance and accountability." Furthermore, the Proposal makes it clear that the Company's own current business strategy is separate from such an advocacy position, which is suggested should be taken, "regardless of

whether such principles are aligned with how the Company conducts its own business or political strategy, risk management or corporate responsibility practices."

The Company makes a series of arguments in support of its Rule 14a-8(i)(3) claim that the Proposal is vague or misleading. First, the Company asserts that the Proposal is fundamentally unclear about what is requesting because it appears to be "tongue-in-cheek." Regardless of whether the proponent himself would support the set of policy principles, the Proposal clearly states that shareholders who vote FOR this proposal "are taking the position that profit-seeking behavior should always be encouraged by law and public policy, even if profitmaking causes damage to the economy or public welfare."

Second, the company asserts that the Proposal's terms that are "subject to varying interpretations". However, the Proposal contains very clearly stated and consistent terms which, read in their entirety, are amenable to a single clear interpretation.

Third, the Company asserts that the Proposal is based on a "false premise that the Company has the power to affect the outcome of the political process or holds control over persons occupying official positions" because the Proposal notes that the Company's business and political leadership have resulted in election of officials and appointment of government officials. This is not misleading -- the Company's own former employees have risen to be both business and government leaders, that former employees like Senator Jon Corzine and Henry Paulson occupy the highest levels of government and provide extraordinary access and influence to company officials.

Fourth, the Company asserts that the Proposal makes charges concerning improper and illegal activity of the company. The Proposal makes no such inferences, and is carefully worded in terms of ensuring compliance with the law, even as the Company's own activities shape the law to treat the Company more favorably. Notable, the Company does not point to even a single law that is alleged by the Proposal to be breached.

Next, the Company claims that the Proposal would require it to violate state law, by conflicting with its corporate charter and purpose. This might be the case if the Company were to adopt the policy principles as a binding set of business practices, but instead, the current Proposal merely attempts to codify what the Proponent believes to be the Company's practical position in public policy advocacy, to ensure that Goldman Sachs has an unfettered ability to do business, with minimal regulatory restriction. It does not attempt to alter current business practices. This Proposal does not attempt to change the company's bylaws or articles of incorporation and therefore has no effect on directors' or managers' fiduciary duties pursuant to current state law.

The Company also makes assertions that the Proposal is not relevant to it under Rule 14a-8(i)(5). To the contrary, the Proposal is at a minimum "otherwise relevant" to the company, because it addresses issues of utmost importance to the Company's public reputation as "Government Goldman."

The proposal is not excludable as relating to ordinary business, under Rule 14a-8(i)(7) because it directly engages the vigorous public debate about the proper role of corporations in our system of government. In particular, the Proposal is focused on the dominating influence of corporations over our politics and regulatory infrastructure, which has undermined the faith of citizens and shareholders in the ability of our government to protect the public interest. The question raised by the Proposal is whether the shareholders of this company support the continued domination of that process by this Company. This is a matter of transcendent public policy, not a matter of excludable ordinary business.

BACKGROUND

Just a banker doing God's work.
- Goldman Sachs CEO Lloyd Blankfein
quoted in Times of London and Wall Street Journal

The Proponent believes that the role of corporations, and Goldman Sachs in particular, in stretching government and public policy to support greed above all other societal goals has reached a breaking point. As captured in thousands of pages of print and other media from leading publishing institutions across the country and overseas, the enormous influence which Goldman Sachs wields over both regulatory behavior and political decision-making is common knowledge and a growing source of concern for many.[1]

[1] The Project On Government Oversight (POGO) has a "library of publications exposing corruption," in which can be found a recent, detailed analysis of documents released by the Clinton administration showing how deeply Goldman Sachs' revolving-door actors were involved in federal policy and regulation, including derailing attempts to regulate the types of derivatives which led to the economic collapse of 2008. See http://www.pogo.org/our-work/articles/2014/how-the-clinton-team-thwarted-effort-deregulate-derivatives.html


Federal Government
Goldman Sachs
Treasury Sec (Clinton)
US Senator (D)
Treasury Sec (Bush)
Chief of Staff (Obama)
Under Sec of State (Obama)
Chairman, FIAB (Obama)
Dep Director, NEC (Obama)
Ambassador/Germany (Obama)
Chief of Staff, Treasury (Obama)
COO, SEC Enforcement (Obama)
White House staff (Obama)
White House staff (Obama)
White House counsel (Obama)
Under Sec of Treasury (Clinton), Chairman, CFTC (Obama)
Robert Rubin
John Corzine
Henry Paulson
Rahm Emanuel
Robert Hormats
Stephen Friedman
Diana Farrell
Philip Murphy
Mark Patterson
Adam Storch
Alexander Lasry
Sonal Shah
Gregory Craig
Gary Gensler
Co-COO, Co-Chairman
CEO
CEO
Contract Employee
Vice Chairman, GS Int'l
Co-COO, Chairman
Financial Analyst
Sr Director (Frankfurt)
Goldman Sachs Lobbyist
VP, Business Intelligence
Analyst, Gov Affairs
VP, Environmental Policy
Chief Counsel, defending SEC suit
Co-Head of Finance

A good place to start is in mid-September 2008, in the heart of the economic meltdown which bled into the economy as the Great Recession, at former Goldman Sachs Chairman and then Treasury Secretary Henry Paulson's desk. During this critical time, as reported widely in the press, Secretary Paulson received ethics waivers from both the White House and the Treasury allowing him to speak repeatedly, reportedly more than two dozen times, and with possible conflicts of interest (thus the waiver), to Lloyd Blankfein, CEO of the Goldman Sachs. As reported in the New York Times and re-reported in dozens of other publications and news reports, with appointment schedules and phone records supporting the claim, Blankfein of Goldman Sachs was the singular individual with extensive access to Secretary Paulson.[2]

Later, after the crisis and after the formulation of Public Law 111-203, or Dodd-Frank, Goldman Sachs was among the first banks to receive a temporary extension[3] on implementing the piece of Dodd Frank known as the "Volcker Rule," an extension which now appears indefinite.

In October 2014, the Pulitzer Prize winning publication ProPublica, teamed up with a producer from Public Radio International, launched a 14 part series highlighting how banks control the regulators who regulate them--and Goldman Sachs was the key entity profiled.[4] Readers and listeners have access to thousands of minutes of "secret" recordings in which listeners can hear Goldman Sachs' representatives allegedly controlling (but certainly influencing) their regulatory overseers. This particular series

---

[2] Gretchen Morgenson and Dan Van Natta, "Paulson's Calls to Goldman Tested Ethics," New York Times, August 9, 2009. http://www.nytimes.com/2009/08/09/business/09paulson.html?pagewanted=all&_r=0

[3] Erika Eichelberger, "Wall Street Dodges Financial Reform Again," Mother Jones, July 2013.

[4] See the full series at http://www.propublica.org/article/carmen-segarras-secret-recordings-from-inside-new-york-fed?utm_source=et&utm_medium=email&utm_campaign=dailynewsletter

has been covered by almost every major news media outlet in the United States (and beyond), and eventually lead to a hearing on "Regulatory Capture" in the US Senate—with Goldman Sachs' activities front and center.[5]

According to Senate and House disclosures[6], before the financial crisis Goldman utilized on average 10 lobbying firms who engaged in total a couple of dozen individual lobbyists each year, and around $1,000,000 annually was reported having been spent by Goldman on lobbying. In 2005 those numbers started increasing.

Since the financial crisis of 2008, Goldman Sachs has spent more than $41,000,000, across 24 different lobbying firms and almost 100 individual lobbyists, who specifically lobby elected officials and regulatory commissions and agencies. The majority of these lobbying resources were sent to 5 places: individual Senate and House Committee members, the Department of the Treasury, the Commodities and Futures Exchange Commission, and the Securities and Exchange Commission. And more than 90% of those lobbying on behalf of Goldman Sachs have been through the "revolving door."

Also according to public disclosures, when Dodd-Frank was being drafted as H.R 4173 in 2009-2010, Goldman engaged 10 firms, under contract for more than $8,000,000, to negotiate the bill. Since becoming Public Law 111-203, Goldman has hired six firms under contracts worth more than $18,000,000 to lobby for specific implementation rules and amendments to Dodd-Frank.

However, these numbers reflect only what can be seen in official public disclosures. What is not accounted for in these numbers are the types of influence not officially required to be reported. Consider the following:

> As Congress was debating Dodd-Frank legislation, Annette Nazareth, a former SEC commissioner and friend of the former SEC Chair, Mary Schapiro, representing the largest banks and securities firms as a partner in the Washington office of Davis Polk & Wardwell, LLP, was feeding emails to Schapiro and then-SEC General Counsel and Senior Policy Director David Becker, giving them detailed information about the specifics of the draft legislation. Nazareth attended eleven meetings with Schapiro in 2009 and 2010 and since Dodd-Frank was enacted, met with SEC staff *accompanied by executives from Goldman Sachs* and Credit Suisse.
>
> Ms. Nazareth exemplifies the inherent symbiotic nature, the affecting and the influencing, of the regulated and those that regulate. She is not unique in that she is not a registered lobbyist, since under federal rules she spends less than 20% of her time engaged in defined "lobbying activities" for a client over a three month period.

In December 2014, when the Fed granted banks yet another extension on implementing

[5]Jonathan Spicer, "U.S. Senate hearing planned on tapes of Fed-Goldman meetings," Reuters, October 29, 2014. http://www.reuters.com/article/2014/10/29/usa-fed-whistleblower-idUSL1N0SO12K20141029

[6] Lobbying information was compiled from reviewing public disclosures available from the U.S. Senate and House of Representatives.

the "Volcker Rule" of the Dodd-Frank Act, Mr. Volker himself noted:

> It is striking that the world's leading investment bankers, noted for their cleverness and agility in advising clients on how to restructure companies and even industries however complicated, apparently can't manage the orderly reorganization of their own activities in more than five years ... Or, do I understand that lobbying is eternal, and by 2017 or beyond, the expectation can be fostered that the law itself can be changed?"

On January 14, 2015, the House voted for another twoyear extension – pushing compliance out to 2019.

[Remainder of page intentionally blank]

ANALYSIS

I. The Proposal cannot be excluded pursuant to Rule 14a-8(i)(3) because it is neither vague nor indefinite, nor subject to multiple interpretations and does not contain materially false or misleading statements.

A. The Proposal is fundamentally clear as to what it is requesting that the Board do, and is subject to only one interpretation.

As an initial matter, the Company asserts that the Proposal is inherently confusing in that it appears that the "Policy Principles" that shareholders are being asked to support appear to be contrary to how the Proponent actually believes that corporations should act. However, the Proposal is very clear that a "for" vote means that shareholders "are taking the position that profit-seeking behavior should always be encouraged by law and public policy, even if profitmaking causes damage to the economy or public welfare."

The Company further argues that the Proposal is subject to two fundamentally different interpretations; however, the first interpretation offered by the Company is that the Proposal requires the Company to adopt the Policy Principles as guidelines for its own behavior, but it is clear from the language that the Proposal only requests the board to "adopt a policy to guide [the C]ompany's public policy advocacy."

Further this distinction is reinforced by the Supporting Statement which notes that the Company should take the position in public policy forums, "regardless of whether such principles are aligned with how the Company conducts its own business." No reasonable person would interpret these statements from the Proposal to mean that the Policy Principles should, despite these clear notations, be adopted to guide the Company's own internal operations. This interpretation by the Company is not supported by the text of the Proposal.

The Proposal is only subject to one interpretation: that the Company should "adopt a policy along the lines of the [policy] principles, to guide [the C]ompany's public policy advocacy regarding any law or regulation relating to corporate governance and accountability." No requirement for the Company to otherwise alter its own business practices can be inferred.

B. The Proposal uses unambiguous and definitive statements that make it clear what actions or measures the Proposal requires.

The Company argues next that the Policy Principles in the Proposal are vague and indefinite and, in some cases, mutually contradictory. Regardless of whether any specific principles are seen as ambiguous by the Company's lawyers, reality is that neither shareholders voting on the proposal nor the company is implementing the Proposal would have any difficulty in understanding what it means or what it should do – read in its entirety and reading the various principles in context, neither shareholders nor the Company would be uncertain about how to implement the Proposal. That is, the principles are mere guidance to the Company's board in developing its own public policy advocacy principles, and the thrust the principles is quite clear -- to ignore the public interest in its public advocacy and focus on the interests of management and shareholders in ever greater profitability.

Proposals containing a set of principles to guide company policy need not spell out the implications of each principle in regulatory detail in order to avoid exclusion under Rule 14a-8(i)(3). For instance, shareholders advanced a set of health reform principles that companies asserted were vague and indefinite. But the overall effect of the principles, as in the present Proposal, were clear enough that shareholders would understand what they were voting in favor of. *Exxon Mobile Corp.* (February 25, 2008; *Raytheon Company* (March 30, 2009); *United Technologies Corporation* (January 31, 2008). The proposals asked the companies to adopt 'principles for comprehensive health care reform' and recited Institute of Medicine principles, which introduced sweeping concepts like 'universal', 'continuous', 'affordable', and 'sustainable'. These principles were held up as neither indefinite nor vague.

Indeed, in the present Proposal, the terms and scope of the policy principles are far less broad than those in the line of health care reform proposal cases. If the health care reform principles were not excluded as being vague and indefinite in their scope and meaning, then neither should the policy principles at issue in the current Proposal. The request to adopt a policy "along the lines" of the Policy Principles is amenable to clear interpretation and implementation.

C. The Proposal is not excludable in its assertion that the Company's business and political leadership is resulting in current outcomes of elections and government affecting the outcome of elections and government official appointments.

The Company next asserts that the Proposal is based on a "false premise" that the company has the power to affect the outcome of the political process or holds control over persons occupying official positions. To the contrary, the Proposal is clear that the Company is engaged in "political and business leadership" that is enabled and emboldened by the revolving door between the company and the government. The company makes much of the language of the Proposal stating that its actions have "resulted in" election and appointment of prosperous and respected politicians and government officials including cabinet in US Treasury representatives. The degree to which the largess and influence of the Company and its employees tilts the political or regulatory process to "result in" the current political and regulatory landscape is of course a subject of debate, but as a matter of shareholder advocacy, it is not even a debatable point that Company's role is substantial. Our political landscape is the "result". The Company may not control the results of elections, but its former employees' leadership position in both business and politics is well known, and has the result of placement of former employees in government and in politics. Moreover, the Company has financial incentives in place which help to incentivize former employees to take high level government positions.[7]

[7] For an understanding of Goldman Sachs' revolving door" financial incentives, see Fortune.com's Eleanor Bloxham's "Goldman Sachs and the Mystery of Revolving Door Bonuses," December 9, 2014.

The revolving door between Goldman Sachs and government is notorious and extensive and creates an environment of extraordinary access and influence for the Company.[8] **Appendix A** contains a sampling of some of the results of the revolving door between Goldman Sachs and the government.

The Proposal relates to how the Company exploits this operating environment, in which its former employees are so often in positions of power making decisions on matters relevant to the Company. **Appendix B** contains some examples of the innumerable news articles probing this relationship.

D. The Proposal does not allege improper or illegal activity.

The Proposal does not contain false allegations of illegal activities, nor does it lead the reader to believe the Company has engaged in improper or illegal activity. The issue that the Proponent has with the Company's activities is not about illegality, it is about the Company's role in corrosion of our political and regulatory system. Notably, the Company is unable to cite a single specific law or allegation in the Proposal regarding illegality.

The cases cited by the Company, including *The Detroit Edison Co.* (Mar. 4, 1983), *FirstEnergy Corp.* (Feb, 23,2004), and *Amoco Corp.* (Jan. 23, 1986) are distinguishable from our case because they involve direct allegations of illegality. The Proposal at hand contains no allegations alleging illegality, and furthermore, cannot be reasonably interpreted to suggest or imply illegality.

II. The Proposal would not violate or require amendment of the Company's Restated Certificate of Incorporation because the two do not conflict with each other.

The Company argues under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) that the Proposal would require the Company to follow the specified Policy Principles, which would be in direct conflict with the Company's Restated Certificate of Incorporation regarding corporate action. However, as discussed at length above, this is not a reasonable interpretation of the Proposal. The Proposal says explicitly that the purpose of the Proposal is to adopt a policy along the lines of the principles in order to guide public policy advocacy, and nowhere does it say that the Company should be following those principles or utilizing them in its day-to-day business. The Supporting Statement backs this understanding up by saying that the Company should take the position in public policy forums, "regardless of whether such principles are aligned with how the Company conducts its own business." There is clearly no requirement to alter the Company's business objectives, and therefore, no requirement for the Company to amend its Restated Certificate of Incorporation.

The Company further twists the words of the Proposal by excising a key phrase the Proposal, noting that the Proposal "includes the following as among the principles that the Company should 'adopt'"(emphasis added). The Company conveniently leaves out the important words

[8] An extensive but still selective list of Goldman's revolving door can be found in Steven G. Mandis' *What Happened to Goldman Sachs: An Insider's Story of Organizational Drift and Its Unintended Consequences.*

that are contained in the resolution clause of the Proposal: "adopt…to guide our company's public policy advocacy." The Company makes it seem as though these words do not exist, and the Proposal is simply asking the Company to adopt the Policy Principles.

There is no conflict with the Company's Restated Certificate of Incorporation; therefore, it will not need to be amended as the Company contends.

III. The Proposal is significantly related to the Company's business.

The Company next argues that the Proposal is not significantly related to its business because public policy advocacy is not significantly related to its business, and that the Company is not a public policy advocacy group. However, the Proposal is "otherwise related" to the Company's business for purposes of Rule 14a-8(i)(5) because the Company's reputation is deeply entangled with its dominating role in regulation and politics, as demonstrated by the phrase "Government Goldman." A Google search of "Government Goldman" shows the substantial political ties the Company has to not only our government, but also to many governments around the world. The Company is known to be a strong force in government and politics, and often is the beneficiary of laws and regulations pushed forward by former employees and lobbying efforts.

The Company's extraordinary influence over policymaking has become a point of continual and substantial, "mainstream" criticism and concern, from a popular public radio broadcast of the "Secret Goldman Tapes" to 500 radio stations, reaching 2.2 million listeners[9], to the weekly international column of the highly respected Gretchen Morgenson of the New York Times[10], to the multiple books by popular, mainstream writer Michael Lewis, whose writings can be found from the *New Yorker* to *Sports Illustrated*[11].

The role of reputational impact in creating relevance, making a proposal "otherwise related" to the company's business is well documented in Staff decisions. See for instance *Gap Inc.* (January 13, 2012) and *Revlon Inc.* (March 18, 2014).

The Company cites *The Goldman Sachs Group, Inc.* (Feb. 19, 2013) as demonstrating a lack of relevance where the company had no involvement in or plans to *run for political office*. In contrast, in the present instance, the company is unquestionably entrenched in an extraordinary degree of influence over government and politics, and has used such access to gain special dispensation, altering societally protective rules to benefit of company profitability.

[9]http://www.thisamericanlife.org/about
[10]For example, see Morgenstern's "Kicking Dodd Frank in the Teeth," January 11, 2015; "At Big Banks, A Lesson Not Learned." December 12, 2014.
[11] Lewis's popular Bloomberg column about the Goldman Sachs Tapes has received almost 800 "comments".

IV. The proposal is not excludable under the ordinary business exclusion.

Finally, the Company asserts that because the Proposal addresses issues of legal compliance and ethics it should be found to be excludable under Rule 14a-8(i)(7) as addressing matters of ordinary business. In this instance, the presence of a transcendent public-policy issue, the role of corporations in our political system, ensures that this is not excludable as relating to ordinary business. The Proposal neither attempts to micromanage company compliance policy, nor dictate the content of company ethics codes. It is not excludable under Rule 14a-8(i)(7).

The proposal is not focused on altering the Company's approach to compliance, but rather at its advocacy in public policy forms. To the extent that the Proposal does mention themes of compliance, it is only in connection with an overarching significant policy issue that fully encompasses the scope of those compliance matters. In *Wells Fargo & Co.* (March 11, 2013) and *Bank of America* (March 11, 2013) the companies argued vigorously *and accurately* that the subject matter of the proposal touched on issues of compliance. The proposal requested that the Board conduct an independent review of the company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to report to shareholders. Despite the obvious relationship to compliance, the staff held that the proposal could not be excluded from the company's proxy materials under Rule 14a-8(i)(7) because the proposal and supporting statement, when read together, *focus primarily on the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans.*

JPMorgan Chase & Co. also faced a similar proposal (March 14, 2011) requesting that its Board oversee the development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly both to loans owned by the company and those serviced for others, and report results to shareholders. The Staff declined to allow Rule 14a-8(i)(7) exclusion in view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raised significant policy considerations.

A similar result against exclusion as ordinary business was reached in *Bank of America* (March 14, 2011) for a proposal asking the board to have its audit committee conduct a review of the company's internal controls related to loan modifications, independent review of foreclosures and securitizations, and to report to shareholders its finding and recommendations.

The Company also asserts that the Proposal impermissibly attempts to influence company lobbying positions. The Company cites prior Staff decisions such as *Johnson & Johnson* (February 10, 2014) in which the Staff allowed the exclusion of shareholder proposals where the proposal focused on a single legislative issue that related closely to the ordinary business of the company. That proposal focused in its whereas clauses on a single issue of direct relevance to the company's ordinary business, the Affordable Care Act, because the company is a "healthcare industry stakeholder." The particular legislation involved and cited in the proposal related exclusively to the Affordable Care Act, and specifically discussed the profits to Johnson & Johnson and the healthcare sector of $10 to $35 billion in additional profits. As such, the proposal could be understood, as the Staff found that it was, as directed toward "specific political contributions that relate to the operation of Johnson & Johnson's business, and not to Johnson & Johnson's general political activities."

In contrast, the form of the current proposal does not focus on specific legislation. Numerous staff decisions have made it clear that proposals on lobbying, political contributions, can even mention legislation, as long as they do not cross the line into pressuring the company to take a position on a specific piece of legislation. See, for instance, *PepsiCo, Inc.* (Mar. 2, 2009); *Ford Motor Co.* (Feb. 25, 2008); *General Electric Co.* (Jan. 11, 2008).

In its focus on a general set of policy principles, the Proposal is more aligned with the approach of the various proposals on healthcare policy principles, which the Staff has repeatedly found to not be excludable ordinary business. *Exxon Mobil Corp.* (February 25, 2008); *United Technologies Corporation* (January 31, 2008).

The Proposal, in its focus on the company's advocacy position, does not alter the workings of its business transactions in government and municipal securities and transactions with governments. Similarly the Proposal does not relate or seek amendment to the Company's code of ethics, because its focus is on public policy advocacy not internal business practices.

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John Harrington
Beverly L. O'Toole

APPENDIX A

Examples of the results of
the revolving door between
Goldman Sachs and Government

Joshua Bolten
Government: President George W. Bush's Chief of Staff from 2006-2009; Director of Office of Management and Budget from 2003-2006; White House Deputy Chief of Staff from January 20, 2001 - June 2003.
Goldman: Executive Director of Legal Affairs for Goldman based in London (i.e. EU lobbyist)

Robert Cogorno
Government: Former Gephardt aide and one-time floor director for Steny Hoyer (D-MD.), the No. 2 House Democrat.
Goldman: Works for [Steve] Elmendorf Strategies, which lobbies for Goldman.

Kenneth Connolly
Government: Staff Director of the Senate Environment & Public Works Committee 2001-2006.
Goldman: Vice President at Goldman from June 2008 - present.

E. Gerald Corrigan
Government: President of the New York Fed from 1985 to 1993.
Goldman: Joined Goldman Sachs in 1994 and currently is a partner and managing director; he was also appointed chairman of GS Bank USA, the firm's holding company, in September 2008.

Jon Corzine
Government: Governor of New Jersey from 2006-2010; U.S. Senator from 2001-2006 where he served on the Banking and Budget Committees.
Goldman: Former Goldman CEO. Worked at Goldman from 1975-1998.

William Dudley
Government: President Federal Reserve Bank of New York City (2009-present)
Goldman: Partner and Managing Director. Worked at Goldman from 1986-2007.

Steven Elmendorf
Government: Senior Advisor to then-House minority Leader Richard Gephardt.
Goldman: Now runs his own lobbying firm, where Goldman is one of his clients.

Dina Farrell
Government: Deputy Director, National Economic Council, Obama Administration since January 2009.
Goldman: Financial Analyst at Goldman Sachs from 1987-1989.

Edward C. Forst
Government: Advisor to Treasury Secretary, Henry Paulson in 2008.
Goldman: Former Global Head of the Investment Management Division at Goldman where he worked from 1994-2008.

Stephen Friedman
Government: Chairman of the President's Foreign Intelligence Advisory Board and of the Intelligence Oversight Board; Chairman Federal Reserve Bank of New York from 2008- 2009; former director of Bush's National Economic Council. Economic Advisor to President Bush from 2002-2004.

Goldman: Former Co-Chairman at Goldman Sachs and still a member of their board. Joined Goldman in 1966

Gary Gensler
Government: Chairman of the U.S. Commodity Futures Trading Commission since 2009; Undersecretary to the Treasury from 1999 to 2001; Assistant Secretary to the Treasury from 1997-1999.
Goldman: Former Co-head of Finance for Goldman Sachs worldwide. Worked at Goldman from 1979-1997.

Jim Himes
Government: Congressman from Connecticut (on Committee on Financial Services) since 2009.
Goldman: Began working at Goldman in 1990 and was eventually promoted to Vice President.

Robert D. Hormats
Government: Under Secretary of State for Economic, Energy and Agricultural Affairs-designate since July 2009; Assistant Secretary of State for Economic and Business affairs from 1981 to 1982.
Goldman: Vice Chairman of Goldman Sachs International and Managing Director of Goldman Sachs & Co. He worked at Goldman Sachs from 1982-2009.

Chris Javens
Government: Ex-tax policy adviser to Iowa Senator Chuck Grassley.
Goldman: Now lobbies for Goldman.

Reuben Jeffery III
Government: Under Secretary of State for Economic, Business, and Agricultural Affairs from 2007-2009; Chairman of the Commodity Futures Trading Commission from 2005-2007.
Goldman: Former Managing Partner of Goldman Sachs Paris Office. Worked at Goldman Sachs from 1983-2001.

Dan Jester
Government: Former Treasury Advisor.
Goldman: Former Goldman Executive.

Richard Gephardt
Government: U.S. Representative (1977 to 2005);
Goldman: President and CEO, Gephardt Government Affairs (since 2007). Hired by Goldman to represent its interests on issues related to TARP.

Neel Kashkari
Government: Interim head, Treasury's Office of Financial Stability from October 2008-May 2009; Assistant Secretary for International Economics (confirmed in summer 2008) Special assistant to Treasury Secretary Henry Paulson from 2006-2008.
Goldman: Vice President at Goldman Sachs from 2002-2006.

Lori E Laudien
Government: Former counsel for the Senate Finance Committee in 1996-1997.
Goldman: Lobbyist for Goldman since 2005.

Arthur Levitt
Government: Former Chairman, SEC;
Goldman: Advisor to Goldman Sachs (June 2009- present).

Philip Murphy
Government: U.S. Ambassador to Germany since 2009.
Goldman: Former Senior Director of Goldman Sachs where he worked from 1983-2006.

Michael Paese
Government: Top Staffer to House Financial Services Committee Chairman Barney Frank. Goldman: Director of Government Affairs/Lobbyist (2009)

Mark Patterson
Government: Treasury Department Chief of Staff since February 2009.
Goldman: Lobbyist for Goldman Sachs from 2003-2008.

Henry "Hank" Paulson
Government: Secretary of the Treasury from March 2006 to January 2009; White House Domestic Council, serving as Staff Assistant to the President from 1972 to 1973; Staff Assistant to the Assistant Secretary of Defense at the Pentagon from 1970 to 1972.
Goldman: Former Goldman Sachs CEO. Worked at Goldman from 1974-2006.

Steve Shafran
Government: Adviser to Treasury Secretary Henry Paulson.
Goldman: Worked at Goldman from 1993- 2000.

Sonal Shah
Government: Director, Office of Social Innovation and Civic Participation (April 2009); advisory board member Obama-Biden transition Project; former previously held a variety of positions in the Treasury Department from 1995 to early 2002.
Goldman: Vice President 2004-2007.

Faryar Shirzad
Government: Served on the staff of the National Security Council at the White House from March 2003 -August 2006; Assistant Secretary for Import Administration at the U.S. Department of Commerce in the Bush Administration.
Goldman: Global head of government affairs (Lobbyist) since 2006.

Robert K. Steel
Government: Under Secretary for Domestic Finance of the United States Treasury from 2006-08.
Goldman: Former Vice Chairman of Goldman Sachs where he worked from 1976-2004.

Adam Storch
Government: COO of the SEC's Enforcement Division (October 2009-present).
Goldman: Former Vice President at Goldman Sachs where he worked from 2004-2009.

Richard Y. Roberts

Government: Former SEC commissioner from 1990 to 1995.
Goldman: Now working as a principal at RR&G LLC

Robert Rubin
Government: Treasury Secretary from 1995-1999; Chairman of the National Economic Council from 1993-1995.
Goldman: Former Co-Chairman at Goldman Sachs where he worked from 1966-1992.

John Thain
Government: CEO President of NYSE (2004-07)
Goldman: President and Co- Chief Operating Officer from 1999-2004.

Marti Thomas
Government: Assistant Secretary in Legal Affairs and Public Policy in 2000. Treasury Department as Deputy Assistant Secretary for Tax and Budget from 1998-1999; Executive Floor Assistant to Dick Gephardt from 1989-1998.
Goldman: Joined Goldman as the Federal Legislative Affairs Leader from 2007-2009.

Kendrick Wilson
Government: Advisor to Treasury Secretary Henry Paulson.
Goldman: Senior investment banker at Goldman where he worked from 1998- 2008.

Robert Zoellick
Government: President of the World Bank since 2007.
Goldman: Vice Chairman, International of the Goldman Sachs Group, and a Managing Director and Chairman of Goldman Sachs' Board of International Advisors (2006-07)

APPENDIX B

Articles on the Unique
Relationship Between
Goldman Sachs and US Government

Pages 24 through 47 redacted for the following reasons:

- -

Copyrighted Material Omitted

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 24, 2014

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of John Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from John Harrington (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

*"**Resolved**, that shareholders request the board of directors adopt a policy along the lines of the following principles, to guide our company's public policy advocacy regarding any laws or regulations relating to corporate governance and accountability, at reasonable expense and excluding confidential information:*

Policy Principles

While always operating within the limits of the law:

- *A corporation should owe no political or financial allegiance to any public jurisdiction or government;*
- *A corporation should maximize shareholder value, regardless of the consequences such conduct may have on natural persons of any local, state or national jurisdictions;*
- *A corporation should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders.*

Furthermore, within the limits allowed by law:

- *The sole purpose of a corporation should be to enrich its managers and shareholders;*
- *The sole moral obligation of directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others that may result from corporate conduct."*

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), because the Proposal is fundamentally vague and indefinite, is subject to multiple interpretations, and includes materially false and misleading statements, including those that allege illegal activity, contrary to Rule 14a-9;

- Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal conflicts with, and would require an amendment to, the Company's Restated Certificate of Incorporation, which the Company's Board of Directors (the "Board") cannot amend unilaterally;

- Rule 14a-8(i)(5), for lack of relevance, because the Proposal is not significantly related to the Company's business; and

- Rule 14a-8(i)(7), because, under any of its multiple interpretations, the Proposal relates to management functions of the Company.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is fundamentally vague and indefinite, is subject to multiple interpretations and contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in Staff Legal Bulletin No. 14B (Sep. 15, 2004) ("SLB 14B"), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Rule 14a-8(i)(3) also permits the exclusion of a shareholder proposal if the proposal or supporting statements are so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Dyer* v. *SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Proposal, including the Supporting Statement, is fundamentally unclear and contains objectively false and misleading statements, as well as statements that are vague and indefinite, such that shareholders voting on the proposal would not be able to determine what actions or measures the Proposal requires. In particular:

- The Proposal is fundamentally unclear as to what it is actually requesting that the Company or Board do because the Proposal appears to be "tongue-in-cheek."

- The Proposal includes statements and terminology – including "political or financial allegiance", and "maximum influence over the political process to control government"– that are vague, indefinite, and subject to varying interpretations such that it is unclear what actions or measures the Proposal requires.

- The Proposal appears to be based on the false premise that the Company has the power to affect the outcome of the political process or holds control over persons occupying official positions.

- The Proposal makes charges concerning improper and illegal activity of the Company, and persons previously employed at the Company, without factual foundation.

1. The Proposal is fundamentally unclear as to what it is requesting that the Company or Board do, and is subject to multiple interpretations.

As an initial matter, the Proposal is inherently confusing in that it appears to be "tongue-in-cheek" – that is, the "Policy Principles" that shareholders are being asked to support appear to be contrary to how the Proponent actually believes that corporations should act. This fact alone makes it impossible to discern whether any shareholder who votes "for" the Proposal is actually voting in favor of the literal profit-maximization principles or is voting in favor of the broader societal point that the Proponent appears to be trying to make about the role of corporations.

Even if the Proposal is taken literally, the Proposal is fundamentally unclear as to what it is seeking – it can be read to request that either (i) the Company actually adopt the specified "Policy Principles" (which are themselves unclear, as noted below) as guidelines for its *own* behavior, or (ii) the Company merely voice support for these principles as an abstract philosophical matter in "public policy forums." There is language in the Proposal and Supporting Statement supporting both of these fundamentally different approaches, and we believe that different shareholders would have very different interpretations as to what they are voting to support or oppose.

The Proposal begins with a number of introductory "Whereas" clauses that focus specifically on *the Company's* purported political activity, relationships and power (rather than that of corporations generally). The Proposal then leads into a recitation of "Policy Principles" that the Board should "adopt." Given the introductory language setting forth the background for the Proposal and the suggestion that the "Policy Principles" are intended to serve as guidelines for the Company's own business practices, we believe shareholders may be voting on the Proposal with the belief that it requires the Board to "adopt" a policy to guide the Company's own business practices.

On the other hand, the introductory language to the principles also states that they are intended "to guide our company's public policy advocacy", and in the Supporting Statement, the Proposal states that the Company "should take this position in public policy forums, *regardless of whether such principles are aligned with how the Company conducts its own business or political strategy, risk management or corporate responsibility practices*" (emphasis added). This language would support the view that the Proposal does *not* seek to change the Company's business practices, but rather applies solely to the Company's public policy advocacy position.

We believe that shareholders could reasonably read this language in either manner. Based on these two equally plausible interpretations of the Proposal, shareholders can be expected to have fundamentally different views about what the Proposal calls for, and the Company, in implementing the Proposal, would have no way of knowing what shareholders intended in supporting it.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Comcast Corp.* (Mar. 6, 2014), the Staff concurred with the exclusion of a proposal requesting that the company's board adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply." *See also Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of proposal that "would be subject to differing interpretations" on the basis that "neither shareholders voting on the proposal nor the [c]ompany in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal" such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.") In this case, the Proposal is subject to two very different interpretations.

2. The Proposal uses vague and indefinite statements that make it unclear what actions or measures the Proposal requires.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or the proposal is drafted such that it is subject to multiple interpretations. *See, e.g., Morgan Stanley* (Mar. 12, 2013) (concurring that a proposal requesting the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *AT&T Inc.* (Feb. 16, 2010) (concurring in the exclusion of a proposal due to the vagueness of the term "grassroots lobbying communication"); *The Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the formation of a committee to ensure that the company acts in accordance with "the Universal Declaration of Human Rights"); *Philadelphia Electric Co.* (July 30, 1992) (concurring that a proposal requesting the formation of a committee of stockholders to present a plan "that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees" was vague and indefinite).

In this case, the "Policy Principles" that form the core of the Proposal are vague and indefinite and, in some cases, mutually contradictory. The Proposal asks the Board to "adopt" a policy "along the lines" of five "Policy Principles." The principles are largely unclear, and in some instances contradictory to one another.

The Proposal's first principle is that "[a] corporation should owe no political or financial allegiance to any public jurisdiction or government." It is not clear what this principle means. The Proposal does not define or explain what is meant by "political or financial allegiance" or "public jurisdiction." Even if the terms were clear, the manner in which they interact is not. What does it mean that a corporation should not owe allegiance to any jurisdiction? Does it mean a corporation should not enter into financial transactions with governmental entities, or trade in government or municipal securities?[1] Does it mean that a corporation should not engage in any political advocacy (which would, of course, contradict the Proposal's call for the Company to adopt a particular advocacy position)? Does it mean that the Company should not follow the laws of any jurisdiction or government (which would, of course, contradict the Proposal's qualification that the Company operate within the limits of the law)? Shareholders have no means to understand what this principle means and what a policy "along the lines" of it would be.

The second, fourth and fifth principles are also unclear and in direct conflict with one another. On one hand, the second principle states that "[a] corporation should maximize *shareholder* value, regardless of the consequences such conduct may have on natural persons" and the fifth principle states that "[t]he sole moral obligation of directors should be to maximize *shareholder* value", while, on the other hand, the fourth principle states that "[t]he sole purpose of a corporation should be to enrich its *managers and shareholders*" (emphasis added). While the second and fifth principles ask the Company to advance a policy to maximize only shareholder value, the fourth principle asks the Company to advance a policy to enrich both managers and shareholders. It is unclear which of the contradictory principles the Board is supposed to consider in adopting a policy, and how it would reconcile these principles. As a result, shareholders voting for the Proposal would have no ability to determine how the Board might implement these contradictory principles.

The second principle is also inherently unclear in stating that "[a] corporation should maximize shareholder value, regardless of the consequences such conduct may have on *natural persons*" (emphasis added). The Company has many shareholders who are "natural persons." Does the second principle call for maximizing value only for those shareholders who are corporate or other business entities, and not "natural persons"? Or does it intend to include all shareholders regardless of whether they are natural persons?

The third principle states that "[a] corporation should exert maximum influence over the political process to control government" but provides no explanation of how a corporation should, "within the limits of the law", maximize its influence or what it means for a corporation to "control" government or to have "maximum influence over the political process."

As such, shareholders, in voting on the Proposal, and the Board and the Company, in implementing it, necessarily would have to make numerous and significant assumptions as to what exactly the Proposal actually contemplated. The five "Policy Principles" are vague and indefinite and also in conflict with each other such that a policy "along the lines" of those principles is not amenable to clear interpretation and implementation.

---

[1] As detailed in Section II(D)(2) below, trading in government and municipal securities is part of the Company's ordinary business operations.

3. The Proposal is false in alleging that the Company can affect the outcome of the political process or holds control over persons occupying official positions.

The Staff has allowed the exclusion of an entire proposal that contains false and misleading statements where the false or misleading statement speaks to the proposal's fundamental premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a section of state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable to the company, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3).

The Proposal is patently false in suggesting that the Company can control the outcome of the political process or holds control over persons occupying official positions. The Supporting Statement in particular contains false allegations and statements regarding the Company and previous employees that go to the fundamental premise of the Proposal.

In particular, the Supporting Statement alleges that: "our company's political and business leadership has *resulted in* . . . the election and appointment of prosperous and respected politicians and government officials, including cabinet and U.S. Treasury representatives" (emphasis added).

Although previous employees of the Company have assumed public office, the Company does not have "political . . . leadership" and no such leadership has "*resulted in* . . . the election and appointment of . . . politicians and government officials" (emphasis added). As stated in the Company's Statement on Policy Engagement and Political Participation, which is publicly available on the Corporate Governance page of the Company's website[2] and is attached hereto as Exhibit B, the Company "does not make any political contributions in the United States from corporate funds, including contributions to so-called Section 527 entities or independent expenditure political action committees (Super PACs)." The Statement on Policy Engagement and Political Participation also states that the Company "may not contribute corporate funds or make in-kind contributions to candidates for federal office or to national party committees."

The persons who have worked at the Company in the past and currently hold legislative positions or exercise governmental functions owe no special duty to the Company and are in no way under the control of the Company. Allegations to the contrary contained in the Supporting Statement are patently false and inaccurate and go to the fundamental premise of the Proposal, supporting exclusion of the entire Proposal.

---

2 http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/political-statement-2-2014.pdf

4. The Proposal alleges improper and illegal activity.

The Note to Rule 14a-9 gives as an example of material that may be misleading for purposes of Rule 14a-9 material that "directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proposal, taken as a whole, including the Supporting Statement, is filled with false allegations and statements designed to lead the reader to believe the Company has engaged in improper and illegal activity. Specific statements included in the Supporting Statement also unequivocally make allegations of improper and illegal conduct, without factual support:

- "our company's political and business leadership has resulted in . . . the election and appointment of prosperous and respected politicians and government officials, including cabinet and U.S. Treasury representatives"; and
- "[t]oday, companies like ours can proclaim political and economic powers are no longer separate; our company wields both."

The Staff has previously concurred with the exclusion of proposals that alleged improper or illegal conduct on the part of a company or its board of directors. In *The Detroit Edison Co.* (Mar. 4, 1983), the Staff permitted the exclusion of a proposal that charged the company with unlawfully "influencing the political process" and engaging in "circumvention . . . of regulation" and "corporate self-interest." The Staff allowed the exclusion of such proposal on the basis that "the proposal does suggest that the Company has acted improperly." *See also FirstEnergy Corp.* (Feb. 23, 2004) (requiring that the proponent delete the statement that "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders"); *Amoco Corp.* (Jan. 23, 1986) (permitting exclusion of certain portions of the proposal that claimed the company engaged in "anti-stockholder abuses").

In this case, the overall tenor of the Proposal, taken as a whole, alleges that the Company engaged in some sort of improper or illegal conduct in using what the Supporting Statement refers to as "political leadership" to create "the election and appointment of prosperous and respected politicians and government officials" and wield political power. Taken as a whole, the proposal alleges improper and illegal conduct such that the Staff should exclude the Proposal under Rule 14a-9.

B. The Proposal may be excluded pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), because it conflicts with, and would require an amendment to, the Company's Restated Certificate of Incorporation, which the Board cannot amend unilaterally.

As noted in Section II(A)(1) above, the Proposal is fundamentally unclear as to whether it is asking the Company itself to adhere to the "Policy Principles" or merely to support the principles as something others should follow. To the extent that the Proposal is requesting that the Company follow the specified principles, the Proposal is in direct conflict with the Company's Restated Certificate of Incorporation, in that it would require the Company and the

Board to disregard the interests of constituencies that the Restated Certificate of Incorporation expressly permits them to consider in taking corporate action.

Specifically, the Proposal includes the following as among the principles that the Company should "adopt":

- "[t]he *sole* purpose of a corporation should be to enrich its managers and shareholders";
- "[a] corporation should maximize shareholder value, *regardless of the consequences such conduct may have on natural persons of any local, state or national jurisdictions*"; and
- "[t]he *sole* moral obligation of directors should be to maximize shareholder value, *regardless of any unintended economic or social injury to others that may result from corporate conduct.*" (emphasis added)

In contrast, Article Ninth of the Company's Restated Certificate of Incorporation (which is publicly available on the Corporate Governance page of the Company's website[3] and is attached hereto as Exhibit C) states as follows:

> *"In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interests of the Corporation and its stockholders and the effects that the Corporation's actions may have in the short term or long term upon any one or more of the following matters: (i) the prospects for potential growth, development, productivity and profitability of the Corporation; (ii) the Corporation's current employees; (iii) the retired former partners of The Goldman Sachs Group, L.P. ("GS Group") and the Corporation's employees and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation; (iv) the Corporation's customers and creditors; (v) the ability of the Corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business; and (vi) such other additional factors as a director may consider appropriate in such circumstances."*

The adoption of the Proposal by the Board would be in conflict with the directors' discretion set forth in the Restated Certificate of Incorporation to consider a wide range of factors and constituencies. The Proposal states that a corporation and its directors should not consider the effect of its actions on any natural persons or others. These principles are directly at odds with the broad language in the Restated Certificate of Incorporation, which expressly

---

[3] http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/re-stated-certificate-5-2-14.pdf

permits directors to consider the effect of corporate actions on various constituencies other than shareholders and managers.

Accordingly, the Proposal is in direct conflict with the Company's Restated Certificate of Incorporation, which would need to be amended to implement the Proposal. Section 242(b) of the DGCL requires amendments to the certificate of incorporation of a Delaware corporation to be initiated by the board of directors and then approved by a majority of the outstanding stock entitled to vote thereon at a duly called shareholder meeting.

As provided in *Staff Legal Bulletin 14D* (Nov. 7, 2008) ("SLB 14D"), "[i]f a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6) if . . . applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law." The Staff has concurred with the exclusion of proposals that conflict with a company's certificate of incorporation pursuant to Rule 14a-8(i)(2), and has concurred with the exclusion of proposals that would require amending the company's certificate of incorporation under Rule 14a-8(i)(6). *See, e.g., Advanced Photonix, Inc.* (May 15, 2014) (concurring with the exclusion of a proposal because "implementation of the proposal would cause [the company] to violate state law because the proposed bylaw would conflict with [the company's] certificate of incorporation."); *CVS Caremark Corp.* (Mar. 9, 2010) (same); *Northrop Grumman Corp.* (Mar. 10, 2008) (concurring with the exclusion of a proposal that would have required the adoption of a bylaw inconsistent with the certificate of incorporation); *Boeing Co.* (Feb. 19, 2008) (concurring with the exclusion of a proposal that would have required unilateral board amendment to the certificate of incorporation).

In addition to being in direct conflict with the Company's Restated Certificate of Incorporation, the Proposal is also in direct conflict with how we conduct our business under our Business Principles. See further discussion below in Section D.3 regarding our Code of Business Conduct and Ethics.

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) for lack of relevance because the Proposal is not significantly related to the Company's business.

Rule 14a-8(i)(5) permits the exclusion of proposals that are not significantly related to the registrant's business.[4] The Commission has stated that "proposals related to ethical issues such

---

4 More precisely, Rule 14a-8(i)(5) permits the exclusion of a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Company's Annual Report on Form 10-K for the year ended December 31, 2013 disclosed total assets of approximately $912 billion as of December 31, 2013, net earnings for 2013 of approximately $8 billion and total non-interest revenues for 2013 of approximately $30.8 billion. The Company does not make any political contributions

as political contributions . . . may be significant to the issuer's business, when viewed from a standpoint other than a purely economic one." *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Related to Proposals by Security Holders,* Rel. No. 34-19135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262, at 85,353 (Oct. 14, 1982) (footnote omitted) ("Rel. No. 34-19135"). Nevertheless; a shareholder proposal is still excludable if it raises policy concerns that merely are "significant in the abstract but ha[ve] no meaningful relationship to the business" of the particular company. *Lovenheim* v. *Iroquois Brands, Ltd.,* 618 F. Supp. 554, 561 n.16 (D.D.C. 1985); *accord* Rel. No. 34-19135, at 85,354 ("where the subject matter of a proposal bears no economic relationship to the issuer's business, the staff has permitted the exclusion of that proposal under paragraph (c)(5)"). Thus, even where a shareholder proposal relates to general social, ethical, reputational or other similar matters, the Staff has concurred with the exclusion of that proposal when it had little or no connection to the company's actual operations. *See, e.g., Proctor & Gamble Co.* (Aug. 11, 2003) (permitting exclusion of proposal relating to stem cell research, in which the company did not engage).

The Staff has recently concurred with the exclusion of a proposal by the Proponent that was similarly related to the Company's political actions. *See The Goldman Sachs Group, Inc.* (Feb. 19, 2013). The Staff stated that there was a basis for excluding the proposal under Rule 14a-8(i)(5), noting the Company's "representation that Goldman Sachs 'currently has no involvement, never has had any involvement, and has no plans to become involved in the business of running for political office.'" *Id.*

As noted in Section II(A)(1) above, the Proposal is unclear as to whether it seeks a change in the Company's business practices or merely seeks to have the Company advance the specified "Policy Principles" as guidance for other corporations to follow. The Proposal states that the principles are intended "to guide our company's public policy advocacy" and that the Company should advance the stated policy "in public policy forums" regardless of whether the Company itself follows the principles. The Company is a global financial services firm providing investment banking, securities and investment management services to a substantial and diversified client base. The Company publicly discloses in the Statement on Policy Engagement and Political Participation that it "does not make any political contributions in the United States from corporate funds[.]" The Company is not a public advocacy group, and does not "take . . . position[s] in public policy forums" merely for the sake of doing so. The Proponent appears to be characterizing the Company as a mouthpiece for an advocacy position regardless of the Company's own business and operations, in a way that has no significant relation to the Company's business. For this reason, the Company believes the Proposal is excludable under Rule 14a-8(i)(5).

---

in the United States from corporate funds. Expenditures relating to policy advocacy totaled only approximately $3.6 million in 2013, which is so far below the quantitative test of Rule 14a-8(i)(5) that the only question pertinent in this instance is whether the Proposal is somehow "otherwise significantly related to the company's business."

D. The Proposal may be excluded pursuant to Rule 14a-(i)(7) because, under any of its multiple interpretations, it relates to management functions.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018; Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (1) was the task "so fundamental to management's ability to run a company on a day-to-day basis" that it could not, as a practical matter, be subject to direct shareholder oversight; and (2) "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

In this case, under any of its multiple interpretations,[5] the Proposal seeks to micromanage the Company with a policy that (i) provides a very specific advocacy position; (ii) potentially impacts certain ordinary business transactions in government and municipal securities and transactions with governments; and/or (iii) deals with ethical policies.

1. The Proposal calls for the Company to take a very specific advocacy position.

While proposals relating to a company's general political activities are typically not excludable pursuant to Rule 14a-8(i)(7), proposals that relate to specific political contributions or specific advocacy positions are excludable. In *Johnson & Johnson* (Feb. 10, 2014), the Staff concluded that a proposal requesting that the board create and implement a policy to report political contributions that may appear incongruent with the company's corporate values could be excluded as relating to ordinary business operations, because "the proposal and supporting statement, when read together, focus primarily on Johnson & Johnson's specific political contributions that relate to the operation of Johnson & Johnson's business and not on Johnson & Johnson's general political activities." *See also General Motors Corp.* (Apr. 7, 2006) (proposal was excludable since it was "directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations."); *International Business Machines Corp.* (Dec. 17, 2008) (proposal was excludable since it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations.").

---

5 As discussed in Section II(A)(1) above, the Proposal is unclear as to whether it seeks a change in the Company's business practices or merely seeks to have the Company advance the specified "Policy Principles" as guidance for other corporations to follow.

In this case, the Proposal calls for the Company to take a very specific advocacy position instead of dealing with general political activities. The Proposal, when read together with the Supporting Statement, makes clear that it relates to a specific public policy advocacy strategy, one which includes, among other things, maximizing shareholder value and exerting influence over the political process. The Supporting Statement states that the "company should take [the position that profit-seeking behavior should always be encouraged by law and public policy] in public policy forums." This specific advocacy position goes beyond a proposal relating to general political activities and is precisely the type of specific advocacy position that the Staff has deemed excludable.

2. The Proposal potentially impacts certain ordinary business transactions in government and municipal securities and transactions with governments.

The Proposal also may impact the Company's trading in government and municipal securities and transactions with governments. The Proposal states that "[a] corporation should owe no political or financial allegiance to any public jurisdiction or government." Although, as discussed in Section II(A)(2) above, it is unclear what the Proposal means by this statement, the statement could be read to limit or prohibit the manner in which the Company trades in government and municipal securities or transacts with and provides services to governmental entities. Trading in government and municipal securities, and providing services to or engaging in transactions with clients and counterparties that are governmental entities, are components of the Company's day-to-day operations and should not be a matter for a shareholder proposal. In *Cash Am. Int'l, Inc.* (Mar. 5, 2007), a proposal that requested the appointment of a committee to "develop a standard of suitability" for its products, "develop internal controls" relevant to the standard of suitability and "create a public reporting standard that assesses the company's success in providing loans" that meet the suitability standard was deemed excludable pursuant to Rule 14a-8(i)(7) because it related to the ordinary business activities of "credit policies, loan underwriting and customer relations."

In this case, the Proposal requests that the Board adopt a policy that will follow the principle that "[a] corporation should owe no political or financial allegiance to any public jurisdiction or government." This could, depending on how the principle is interpreted, prohibit the Company from trading in government and municipal securities and in providing advice and services to, and engaging in transactions with, clients or counterparties that are governmental entities.

3. The Proposal deals with the Company's adherence to ethical business practices.

The Staff has concurred with the exclusion of proposals that deal with a company's code of conduct or code of ethics under Rule 14a-8(i)(7). In *USX Corp.* (Dec. 28, 1995), the Staff concurred with the exclusion of a proposal that sought implementation of a Code of Ethics to establish a "pattern of fair play" because the proposal related to the ordinary business of the company. *See also Verizon Communications Inc.* (Jan. 10, 2011) ("[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)"); *Int'l Business Machines Corp.* (Jan. 7, 2010) (same).

In this case, the Proposal requests a policy that seeks to govern the ethical (or "moral") obligations of its directors, and indirectly its employees. In particular, the Proposal says the Company "should maximize shareholder value, regardless of the consequences such conduct may have on natural persons", that the Company's "sole purpose . . . should be to enrich its managers and shareholders", and that the "sole moral obligation of [its] directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others." While the scope of the principles are unclear, they appear to seek to direct the application of ethical principles, and to limit ethical and other considerations, with respect to the business and other activities of the Company and its directors and employees. The application of ethical considerations to the conduct of the Company's business is a matter for ordinary business operations, and is a topic addressed by the Company's Code of Business Conduct and Ethics (the "Code of Ethics"), which is publicly available on the Corporate Governance page of the Company's website[6] and attached as Exhibit D.

The Code of Ethics, which is annually reviewed by the Board, outlines the firm's policies related to business conducts. The Code of Ethics explains that "[w]hile ethical behavior requires us to comply fully with all laws and regulations, 'compliance' with the law is the minimum standard to which we hold ourselves." The Code of Ethics "embodies the firm's commitment to conduct our business in accordance with the highest ethical standards and in compliance with all applicable laws, rules and regulations." Accordingly, ethical business practices are a component of the ordinary business operations of the Company. More broadly, as a company with a deep stake in the long term health and resiliency of the economy, we believe strongly that our responsibilities extend beyond solely the financial bottom line. We reject any notion that a company should be run in a manner that disregards or ignores the broader impact it has to contribute to environmental sustainability, economic opportunity and financial stability.

For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2015 Proxy Materials as related to the ordinary business operations of the Company pursuant to Rule 14a-8(i)(7).

* * *

---

6 http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/revise-code-of-conduct.pdf

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L O'Toole

Beverly L. O'Toole

Attachments

cc: John Harrington

EXHIBIT A


HARRINGTON
INVESTMENTS, INC.

October 29, 2014


John Rogers
OCT 31 2014
Received

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Goldman Sachs company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Goldman Sachs common stock. These securities have been held as per the Proof of Ownership for more than one year as of the filing date, and at least the requisite number of shares for a resolution will continue to be held through the shareholder's meeting. Proof of Ownership from Charles Schwab & Company is enclosed. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM



PO Box 52013
Phoenix, AZ 85072

October 29, 2014

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: Account *** FISMA & OMB Memorandum M-07-16 ***
Harrington Inv Inc 401k Plan
FBO—John Harrington

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 100 shares of Goldman Sachs Corporation (symbol: GS). These shares have been held continuously for at least one year prior to and including October 29, 2014.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that John Harrington is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 11:30 AM and 8:00 PM EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Virginia Cao, Harrington Investments via fax 707-257-7923

Whereas, our company's political and business leadership has resulted in the creation of enormous individual and corporate wealth, the election and appointment of prosperous and respected politicians and government officials, including cabinet and U.S Treasury representatives, regulators and others overseeing multiple regulatory agencies designed to protect the public interest;

Whereas, our company has earned the title "government Goldman" in the media, because many Administrations have had so many former Goldman Sachs executives employed at the highest level of government;

Whereas, our company proudly endeavors to continue to create private wealth for individuals and corporations, including by assisting numerous corporations to flee U.S. taxes through "inverting" ownership overseas; therefore be it

Resolved, that shareholders request the board of directors adopt a policy along the lines of the following principles, to guide our company's public policy advocacy regarding any laws or regulations relating to corporate governance and accountability, at reasonable expense and excluding confidential information:

Policy Principles

While always operating within the limits of the law:

- A corporation should owe no political or financial allegiance to any public jurisdiction or government;
- A corporation should maximize shareholder value, regardless of the consequences such conduct may have on natural persons of any local, state or national jurisdictions;
- A corporation should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders.

Furthermore, within the limits allowed by law:

- The sole purpose of a corporation should be to enrich its managers and shareholders;
- The sole moral obligation of directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others that may result from corporate conduct.

Supporting Statement

The Final Report of the National Commission on the Causes of the Financial Crisis in the United States in January 2011 stated one of the causes of the crisis was ". . . a systemic breakdown in accountability and ethics."[ ] As companies continue to help write the rules we abide by, they help to fulfill their destiny for corporate *political* leadership.

The times have changed. Milton Friedman once said, "The kind of economic organization that provides economic freedom directly, namely, competitive capitalism, also promotes political freedom because it separates economic power from political power and in this way enables the one to offset the other." Today, companies like ours can proclaim political and economic power are no longer separate; our company wields both.

Shareholders who vote FOR this proposal are taking the position that profit-seeking behavior should *always* be encouraged by law and public policy, even if profitmaking causes damage to the economy or public welfare. Our company should take this position in public policy forums, regardless of whether such principles are aligned with how the Company conducts its own business or political strategy, risk management or corporate responsibility practices.

[ ] The Financial Crisis Inquiry Report, January 2011, xvii-xxviii.

EXHIBIT B

Goldman Sachs Statement on Policy Engagement and Political Participation

Goldman Sachs' ability to generate returns for shareholders is highly dependent on the business environment in which we operate. As a participant in the financial services industry, we are subject to extensive regulation worldwide. As such, we believe that it is our responsibility to understand the regulatory and political environments in which we have a presence, and to advocate policies that foster global economic growth, promote financial stability and improve communities and society.

We believe these advocacy efforts are in our shareholders' best interests, as well as the interests of the broader marketplace. We seek to be a constructive voice in the global financial regulatory reform process and work with regulators and other relevant parties to strengthen the financial system and reduce systemic risk, and to support dynamic, healthy capital markets, entrepreneurship and innovation.

Our ability to participate in the public policy arena is subject to robust regulation at both the federal and state levels; Goldman Sachs has policies and procedures to ensure that the firm is in compliance with all relevant laws, rules and regulations. In addition, our Board is apprised of, and engaged in, the policy issues we focus on and our efforts in this regard.

Political Participation

Goldman Sachs has policies and procedures governing the political activities of the firm, our political action committee and our employees.

Under United States federal law, Goldman Sachs may not contribute corporate funds or make in-kind contributions to candidates for federal office or to national party committees. In addition to federal limits on corporate political action, our political giving at the state and local level in the United States is governed by Municipal Securities Rulemaking Board Rule G-37, SEC Rule 206(4)-5, CFTC Rule 23.451 and applicable state and local restrictions.

Goldman Sachs does not make any political contributions in the United States from corporate funds, including contributions to so-called Section 527 entities or independent expenditure political action committees (Super PACs). We have also voluntarily elected not to spend corporate funds directly on independent expenditures, including electioneering communications, despite the Supreme Court's decision in *Citizens United* entitling corporations to make such expenditures.

Goldman Sachs does not directly support or oppose ballot initiatives, including bond ballot campaigns. Goldman Sachs, however, could support or oppose ballot initiatives in the future (other than by making bond ballot campaign contributions) if the initiative would materially and directly impact the interests of the firm and our shareholders. In such instances, we are committed to publicly disclosing these activities.

In accordance with our internal policies, Goldman Sachs employees in the United States are required to submit for review all proposed political contributions (including contributions relating to ballot initiatives) to determine if they are consistent with our policies. Staff in the Office of Government Affairs ("OGA"), Compliance and Legal departments is responsible for the review and approval process.

Goldman Sachs maintains a federal political action committee, which is registered with the Federal Election Commission (the "GS PAC"). The GS PAC is funded in accordance with applicable federal and state law on a voluntary basis by employees of Goldman Sachs and makes contributions on a bipartisan basis in accordance with our contribution policies and in support of our public policy goals. Corporate funds are not contributed to the GS PAC. As required by law, all political contributions accepted or made by the GS PAC are reported to the Federal Election Commission and are publicly available. Goldman Sachs does not maintain state level PACs that make contributions to state and local candidates.

Policy Engagement

Identification of Public Policy Priorities and Advocacy

Goldman Sachs participates in direct advocacy on certain public policy issues that we believe foster global economic growth, promote financial stability and improve communities and society, all of which impact our firm, our clients, capital markets and the general economy.

Staff in OGA is responsible for coordinating our global public policy priorities. Staff in OGA coordinates on an ongoing basis with our business unit leadership and our Compliance and Legal departments to identify legislative and regulatory priorities, both regionally and globally. Staff in OGA vets overall public policy priorities and related advocacy efforts with senior management. In formulating public policy priorities, consideration is given to challenges to our current operations and opportunities for expansion, with a goal of prioritizing public policies that will increase shareholder value and contribute to the success of the firm.

For 2014, our principal public policy priorities are:

- Economic growth – innovation, systemic risk, human capital and employment, taxation, energy, infrastructure improvement and trade promotion
- Robust and liquid capital markets – implementation of financial regulatory reform, market structure regulation, the harmonization of global regulation and policies affecting the financial services industry, including accounting and risk management
- Trade and investment – promotion of the rules based trading and investment system through bi-lateral and multilateral agreements

All federal lobbying costs and the issues to which they relate are disclosed in the United States under the Lobbying Disclosure Act, which requires that we file reports on a quarterly basis with the United States Congress; these reports are publicly available at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm. Additionally, our Board's Corporate Governance, Nominating and Public Responsibilities Committee reviews an annual report regarding our lobbying expenditures.

As part of our advocacy program, we may inform our employees, shareholders or vendors/suppliers of legislation or regulation that may impact their interests. We have not structured or facilitated any active "grassroots lobbying" efforts to date; however, if we do so, we commit to publicly disclosing related expenditures as part of the reports we file under the Lobbying Disclosure Act.

Trade Associations

As part of our engagement in the public policy process, we participate in a number of trade organizations and industry groups, such as the Securities Industry Financial Markets Association (SIFMA), Council of Institutional Investors (CII) and American Bankers Association (ABA).

We make payments to these organizations and groups, including membership fees and dues. We instruct these organizations and groups not to use our funds for any election-related activity at the federal, state or local levels, including contributions and expenditures (including independent expenditures) in support of, or opposition to, any candidate for any office, ballot initiative campaign, political party, committee, or PAC.

Staff in the OGA, Compliance and Legal departments reviews and approves these memberships to ensure that they are consistent with relevant public policy objectives; however, because these associations are supported by, and represent, many other companies and groups, there may be instances where an association's positions on certain issues may diverge from our views.

A comprehensive report on our memberships, including membership fees and dues paid in excess of $30,000, is reviewed by our Executive Vice President, Chief of Staff and Secretary to the Board and by our Board's Corporate Governance, Nominating and Public Responsibilities Committee on an annual basis. Dues attributable to lobbying by United States trade associations are included in the quarterly reports we file pursuant to the Lobbying Disclosure Act, which are available at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm.

EXHIBIT C

thereof are expressly entitled by this Restated Certificate of Incorporation to fill) shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of stockholders, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Notwithstanding the foregoing, in the event that the holders of any class or series of Preferred Stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then the number of directors that may be elected by such holders voting separately as a class shall be in addition to the number fixed pursuant to a resolution of the board of directors of the Corporation. Except as otherwise provided in the terms of such class or series, (i) the terms of the directors elected by such holders voting separately as a class shall expire at the annual meeting of stockholders next succeeding their election and (ii) any director or directors elected by such holders voting separately as a class may be removed, with or without cause, by the holders of a majority of the voting power of all outstanding shares of stock of the Corporation entitled to vote separately as a class in an election of such directors.

NINTH. In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interests of the Corporation and its stockholders and the effects that the Corporation's actions may have in the short term or long term upon any one or more of the following matters:

(i) the prospects for potential growth, development, productivity and profitability of the Corporation;

(ii) the Corporation's current employees;

(iii) the retired former partners of The Goldman Sachs Group, L.P. ("GS Group") and the Corporation's employees and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation;

(iv) the Corporation's customers and creditors;

(v) the ability of the Corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business; and

(vi) such other additional factors as a director may consider appropriate in such circumstances.

Nothing in this Article NINTH shall create any duty owed by any director of the Corporation to any person or entity to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No such employee, retired former partner of GS Group, former employee, beneficiary, customer, creditor or community or member thereof shall have any rights against any director of the Corporation or the Corporation under this Article NINTH.

TENTH. From and after the consummation of the initial public offering of the shares of Common Stock of the Corporation, no action of stockholders of the Corporation required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of stockholders of the Corporation to consent in writing to the taking of any action without a meeting is specifically denied. Notwithstanding this Article TENTH, the holders of any series of Preferred Stock of the Corporation shall be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

ELEVENTH. [Reserved]

TWELFTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended.

Pursuant to the Plan of Incorporation of GS Group, dated as of March 8, 1999, as currently in effect or as the same may hereafter be amended (the "Plan"), the Corporation has the right, but not the obligation, to make special arrangements with any person who was a partner of GS Group participating in the Plan to ameliorate, in whole or in part, certain significantly disproportionate tax or other burdens. The board of directors of the Corporation is authorized to cause the Corporation to make such arrangements (which may include special payments) as the board of directors of the Corporation may, in its sole discretion, deem appropriate to effectuate the intent of the relevant provision of the Plan and the Corporation and each stockholder of the Corporation shall, to the fullest extent permitted by law, be deemed to have approved and ratified any such determination and to have waived any claim or objection on behalf of the Corporation or any such stockholder arising out of the making of such arrangements.

Pursuant to the Plan, the Corporation has the right, but not the obligation, to register with the Securities and Exchange Commission the resale of certain securities of the Corporation by directors, employees and former directors and employees of the Corporation and its subsidiaries and affiliates and former partners and employees of GS Group and its subsidiaries and affiliates and to undertake various actions and to enter into agreements and arrangements in connection therewith (collectively, the "Registration Arrangements"). The board of directors of the Corporation is authorized to cause the Corporation to undertake such Registration Arrangements as the board of directors of the Corporation may, in its sole discretion, deem appropriate and the Corporation and each stockholder of the Corporation shall, to the fullest extent permitted by law, be deemed to have approved and ratified any such determination and

EXHIBIT D



Our Shared Responsibility to
Our Clients, Colleagues and Communities


Goldman
Sachs

Code of Business Conduct and Ethics



To the People of Goldman Sachs:

Since our beginnings as a family business in 1869, Goldman Sachs has evolved into one of the leading companies in our industry. We have always aspired to create a workplace where talented individuals collaborate to deliver extraordinary results for our clients and, starting in 1999, our shareholders. In recent years, we have expanded that vision to reflect the value we place on diverse opinions, experiences and backgrounds, and to adapt to the changing needs of an increasingly interconnected world. Our Business Principles capture this vision, and our Code of Business Conduct and Ethics outlines the behaviors we expect of everyone at Goldman Sachs in order to achieve it.

As part of the Business Standards Committee's review, the firm has revisited our Code to ensure it reflects the highest legal and ethical standards in our industry. In tandem with our Business Principles, the Code articulates Goldman Sachs' commitment to integrity and honesty in everything we do. While no single document can address every situation, the updated Code provides clear guidance on critical issues. When facing a situation not covered by the Code, we expect our people to exercise good judgment and especially to seek guidance in resolving potential issues.

It has often been said that one person can cause more harm to Goldman Sachs from a single bad decision than good to the firm over the course of a career. As stewards of the firm's legacy and drivers of its future success, our actions each day have a profound impact. No financial incentive or opportunity—regardless of the bottom line—justifies a departure from our values. In fact, loosening our ethical standards in pursuit of business is a betrayal of our duty to clients, shareholders and colleagues and compromises everything we aspire to as a firm.

I ask each of you to review this Code of Business Conduct and Ethics as well as the Business Principles, and join me in making a personal commitment to using it to guide your work. In doing so, you protect the trust our clients place in us and uphold the moral and ethical principles that define Goldman Sachs.

Sincerely,

Lloyd C. Blankfein
Chairman and
Chief Executive Officer

Preamble to

Code of Business Conduct and Ethics

At Goldman Sachs, we believe the best way to build and to maintain trust is to conduct every element of our business according to the highest standards of integrity.

Our ability to do so rests on the behavior of those who work here, from consultants to employees to our chief executive to our directors. To that end, we select our people based not just on their skills, accomplishments and potential, but also on their principles and values. A commitment to integrity and ethical behavior is a critical factor in our decisions regarding professional advancement and compensation.

The firm maintains a Code of Business Conduct and Ethics, supplemented by both our Business Principles and compendium of internal policies, to inform and guide our people in their roles. We recognize, however, that a formal Code or policy cannot cover every situation. In a fast-paced and complex industry and an inherently innovative business, it is impossible to predict the various different unique circumstances our people will face during their careers. As such, the policies outlined in this Code should be viewed as the baseline of expected behavior at the firm.

While ethical behavior requires us to comply fully with all laws and regulations, "compliance" with the law is the minimum standard to which we hold ourselves. Those who work with us honor not just the letter of existing laws, but the spirit that underpins and informs them. We recognize that over time what is considered acceptable today may be viewed differently tomorrow. Thus, we do not look to prevailing "market practices" as an indication of appropriate behavior. We base our decisions on legal and regulatory rules, our Code, our Business Principles and our values. For the people of Goldman Sachs, ethical behavior is inseparable from integrity and good judgment.

Our franchise has evolved considerably since our founding in 1869, driven by the changing needs of a global world and an increasingly sophisticated and diverse client base. The scope of our business means that delivering outstanding client service may at times generate real or perceived conflicts for the firm. We are committed to addressing such conflicts with all appropriate disclosure and transparency. If a transaction generates a conflict that cannot be addressed, we would prefer to lose the business than to abandon our principles.

Every person at Goldman Sachs is a steward to our heritage of client service and our reputation as an ethical company. Our success has been and will continue to be dependent on the trust that our clients and shareholders place in us. Everything we do—every piece of advice we give, every transaction we execute, every dollar we manage, every interaction in which we take part—must serve to strengthen that trust.

Code of Business Conduct and Ethics

Application of the Code

The Goldman Sachs Code of Business Conduct and Ethics embodies the firm's commitment to conduct our business in accordance with the highest ethical standards and in compliance with all applicable laws, rules and regulations. The Code applies to all of our people, including members of our Board of Directors.

The Goldman Sachs Business Principles and Compendium of Firmwide Compliance Policies

In addition to the Code, you should read and be familiar with our Business Principles and the portions of the Compendium that apply to you depending on your business, position and geographic location. The Compendium, posted on the firm's internal website, includes detailed policies and procedures to guide you in adhering to the letter and the spirit of all applicable laws, rules and regulations.

Reporting Issues under the Code

It is critical that you strive to identify and escalate potential issues before they lead to problems. When in doubt, you should ask questions about the potential application of this Code.

There are a number of ethics contacts available to provide guidance in this regard. In many cases, an immediate supervisor (or his or her supervisor) and a member of the Global Compliance Division or Legal Department supporting your business or area will be your first contacts. Should you become aware of any existing or potential violation of this Code, promptly notify one of these individuals. The escalation policy in the Compendium provides further information on internal and alternate reporting channels.

Non-Retaliation Policy

Our people play a critical role in safeguarding the integrity of our business and escalating any existing or potential breach of that integrity. To enable you to fulfill this responsibility, the firm strictly prohibits retaliation against anyone who reports in good faith a possible violation of the Code, no matter whom the report involves.

In addition, you may have certain rights in connection with reporting legal, compliance, ethical or other issues to regulatory, administrative or other governmental or self-regulatory bodies. Nothing in this Code is intended to limit those rights or any protections that may be applicable in connection with reporting potential violations.

Violations of the Code

We take this Code and your obligations under it very seriously, and will take any disciplinary or preventive action deemed appropriate to address existing or potential violations of the Code, up to and including termination of your employment. Violations of the Code may also constitute violations of law, which may result in criminal or civil penalties for you and the firm.



Compliance with Laws, Rules and Regulations

You must comply with all applicable laws, rules and regulations, including those related to insider trading, financial reporting, money laundering, fraud, bribery and corruption. Detailed rules regarding applicable laws are included in the Compendium.

Generally, if you are aware of material nonpublic information relating to the firm, any of our clients or any other private or governmental issuer of securities, you cannot buy or sell any securities of those issuers or recommend that another person buy, sell or hold the securities of those issuers. Questions regarding the purchase or sale of any firm securities or any securities of issuers that you are familiar with by virtue of your role at Goldman Sachs should be directed to an appropriate ethics contact prior to any purchase or sale.

Personal Conflicts of Interest

A personal conflict of interest occurs when your private interest improperly interferes with the interests of the firm. Actions or relationships that create personal conflicts of interest are prohibited, unless approved by the firm.

It is important that you carefully consider whether any of your activities or relationships, including business or volunteer positions outside the firm, could cause a conflict (or the appearance of a conflict) with the interests of the firm. Even if an activity seems unrelated to your role at the firm, you may be required to obtain pre-approval before engaging in it. The Compendium provides detailed guidance on when and how pre-approval is obtained.

Additionally, personal gain and advantage must never take precedence over your obligations to the firm. You must never use or attempt to use your position at the firm to obtain any improper personal benefit (including loans or guarantees of obligations or gifts, from any person or entity) for yourself, family member(s) or any other individual or group.

If you are aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest or perceived conflict of interest, you should discuss the matter promptly with an appropriate ethics contact. When in doubt, raise the question for appropriate consideration.

Corporate Opportunities

You are prohibited from taking for yourself (or directing to any other person) a business opportunity that is discovered through the use of corporate property, information or position at the firm, unless the firm has already been offered the opportunity and turned it down or otherwise renounced the opportunity. More generally, you are prohibited from using corporate property, information or position for personal gain or competing with the firm.

We recognize that it sometimes can be difficult to determine the line between personal and firm benefits; at times both personal and firm benefits stem from particular activities. The prudent course of action is to obtain pre-approval from an appropriate ethics contact for any use of firm property or services that is not solely for the benefit of the firm.

Fair and Ethical Competition

We rely on our people to uphold our culture of integrity in all that we do. Our values demand that we deal fairly with our clients, service providers, suppliers, competitors and each other. No one at the firm may seek competitive advantage through illegal or unethical business practices. Taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice is a violation of this Code.

Protecting Confidential Information

In the course of business, our people often have access to confidential or proprietary information about the firm, our clients, prospective clients or other third parties. Our business and reputation depend on the commitment of each of you to protect this information. You must maintain the confidentiality of the information with which you are entrusted, including complying with information barrier procedures applicable to your business. The only exception is when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any non-public information concerning the firm (including its businesses, financial performance,



results or prospects) and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. We encourage a careful review of the Compendium for detailed guidance on this important topic.

Public Disclosure

It is our policy that all information in our public communications — including SEC filings—be full, fair, accurate, timely and understandable. All individuals who are involved in our disclosure process must act in a manner consistent with this policy. In particular, they are required to maintain familiarity with the relevant disclosure requirements, and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the firm to others, whether within or outside the firm, including our independent auditors.

Equal Employment Opportunities and Commitment to Diversity

Concern for the personal dignity of each individual is an indispensable element of the standards we set for ourselves at Goldman Sachs. We focus our personnel decisions on merit and contribution to the firm's success. The firm affords equal employment opportunity to all qualified persons without regard to any impermissible criterion or circumstance. We do not tolerate any type of discrimination prohibited by law, including harassment.

We value diversity as an important asset that enhances our culture, helps us serve clients well and maximizes return for shareholders. For us to excel, we must create for our people an inclusive environment that welcomes and supports differences and encourages input from all perspectives.

Political Contributions and Activities

Laws and regulations regarding political contributions and activities vary around the world and, in many cases, penalties for violations can be severe. While we encourage participation in the political process, we maintain policies and procedures regarding political contributions and activities to ensure compliance with all existing laws and regulations.

Importantly, we prohibit our employees from making or soliciting political contributions or engaging in political activities whose purpose is to assist the firm in obtaining or retaining business. In addition to the detailed policies included in the Compendium, we have posted our "Statement on Policy Engagement and Political Participation" on our external website.

Protecting and Properly Using Firm Assets

You should protect the firm's assets and ensure their efficient use. All firm assets should be used for legitimate business purposes only.



Additional Procedures

All of our employees are required to affirm that they have reviewed the Code and will comply with it.

Our Board members and our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer should report any existing or potential violation of this Code to the firm's General Counsel. No waivers of this Code for executive officers or Board members of the firm may be made unless approved by the Board of Directors or a committee of the Board, and if approved, will be disclosed on our website.

Business Principles

Our clients' interests always come first.

Our experience shows that if we serve our clients well, our own success will follow.

Our assets are our people, capital and reputation.

If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

Our goal is to provide superior returns to our shareholders.

Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

We take great pride in the professional quality of our work.

We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

We stress creativity and imagination in everything we do.

While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

We make an unusual effort to identify and recruit the very best person for every job.

Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

We offer our people the opportunity to move ahead more rapidly than is possible at most other places.

Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

We stress teamwork in everything we do.

While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

The dedication of our people

to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

We consider our size an asset that we try hard to preserve.

We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs.

We know that the world of finance will not stand still and that complacency can lead to extinction.

We regularly receive confidential information as part of our normal client relationships.

To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

Our business is highly competitive, and we aggressively seek to expand our client relationships.

However, we must always be fair competitors and must never denigrate other firms.

Integrity and honesty are at the heart of our business.

We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.



